Articles of Amendment

to

Articles of Incorporation

of

WMX Group Holdings, Inc.

Pursuant to the provisions of Section 607.1006, Title XXXVI of the Florida Statutes, WMX Group Holdings, Inc., a Florida Profit Corporation (the “Corporation”), adopts the following amendment to its Articles of Incorporation:

Name of corporation: WMX Group Holdings, Inc.

The article has been amended as follows:

Effective as of March 29, 2013 (the “Effective Time”), a combination of the Corporation's Common Stock and Series A Convertible Preference Stock shall become effective, pursuant to which (i) every four thousand shares of Common Stock outstanding and held of record by each shareholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof and shall represent one share of Common Stock from and after the Effective Time and (ii) every four thousand shares of Series A Convertible Preference Stock outstanding immediately prior to the Effective Time shall be reclassified and combined into one share of Series A Convertible Preference Stock automatically and without any action by the holder thereof and shall represent one share of Series A Convertible Preference Stock from and after the Effective Time. No fractional shares of Common Stock or Series A Convertible Preference Stock shall be issued as a result of such combination. In lieu thereof, each holder of record of Common Stock and Series A Convertible Preference Stock who would otherwise be entitled to receive a fractional share of Common Stock or Series A Convertible Preference Stock shall receive one whole share of Common Stock or Series A Convertible Preference Stock. Any reference to "Common Stock", "Preferred Stock" or "Series A Convertible Preference Stock" in these Articles of Incorporation shall mean, after the Effective Time, the Common Stock, Preferred Stock or Series A Convertible Preference Stock as reclassified and combined pursuant to this provision.

As of the Effective Time, the maximum number of shares of capital stock that the Corporation shall be authorized to issue and have outstanding at any one time shall be four hundred and sixty thousand (460,000), of which four hundred and fifty thousand (450,000) shares shall be designated as "common stock" (the "Common Stock"), par value $0.0001 per share, and ten thousand (10,000) shares shall be designated as "Preferred Stock" (the "Preferred Stock") par value $0.0001 per share."

As of the Effective Time, the number of shares of Preferred Stock designated as Series A Convertible Preferred Stock that the Corporation shall be authorized to issue and have outstanding at any one time shall be two thousand five hundred (2,500).

The date of each amendment(s) adoption: March 18, 2013

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Adoption of Amendment(s): This Amendment was adopted by the Board of Directors of the Corporation by adoption of a resolution approving the share combination on March 18, 2013 without shareholder action pursuant to Section 607.10025, Florida Statutes, and shareholder action was not required.

Rights of Shareholders; Percentage of Authorized Shares: This Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of the Corporation's Common Stock or Preferred Stock and does not result in the percentage of authorized shares of the Corporation's Common Stock or Preferred Stock that remain unissued after the share combination exceeding the percentage of authorized shares of the Corporation's Common Stock or Preferred Stock that were unissued before the share combination.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Articles of Incorporation, as amended, to be signed by Thomas Guerriero, its President, this 18th day of March, 2013.

Officer Signature (required):	WMX Group Holdings, Inc. /s/ Thomas Guerriero
Thomas Guerriero, President

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